June 26, 2025

Lei Huang
Chief Executive Officer
Denali Capital Acquisition Corp.
437 Madison Avenue, 27th Floor
New York, NY 10022

Jaisim Shah
Chief Executive Officer and President
Semnur Pharmaceuticals, Inc.
960 San Antonio Road
Palo Alto, CA 94303

       Re: Denali Capital Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed June 11, 2025
           File No. 333-283019
Dear Lei Huang and Jaisim Shah:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 19, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4
Questions and Answers About the Business Combination and The Meeting What are the possible sources and the extent of dilution that public shareholders..., page 13

1. The total share amounts presented in your tabular disclosure on page 14 differ from those presented on pages iv, 61, 214 and 344. Further, your disclosure on page 14 includes certain items that will not result in shares outstanding after the Business
 June 26, 2025
Page 2

       Combination until the related options or warrants are exercised (e.g., shares underlying public and private warrants and shares underlying Semnur options). Please revise to explain the basis for these differences and/or revise your presentations accordingly.
Selected Historical Financial Data of Denali, page 269

2. Please expand this presentation to include financial data for the three months ended
       March 31, 2025.
Business of Semnur
Our Product Candidate - SP-102
Clinical Development Overview, page 298

3. We note from a Scilex Holding Company press release, dated May 16, 2025, that
       Scilex presented post-hoc analysis of the CLEAR trial on clinical meaningfulness of safety and efficacy of SP-102 for the treatment of lumbosacral radicular pain. Please revise your prospectus/proxy statement to disclose the analysis or advise.
Government Regulation and Product Approval, page 311

4. We note your response to prior comment 14. Please further revise your disclosure on page 314 to disclose, consistent with your response, that Semnur's planned NDA application will not seek approval based on the results of a single adequate and well-
       controlled Phase 3 trial for excellent design and which provides highly reliable and statistically strong evidence of important "clinical benefit." In this regard, we note your disclosures throughout the prospectus regarding the "clinical benefit" of SP-102.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Semnur
Liquidity and Capital Resources
Future Liquidity Needs, page 335

5. We note your response to prior comment 15. Specifically, we note your statement that, in the 12 months following the consummation of the Business Combination, you expect New Semnur's primary sources of liquidity to include, among other things, continued support from Scilex pursuant to the Transition Services Agreement. Please further revise your disclosure to quantify the liquidity deriving from the Transition
       Services Agreement. In this regard, we note your disclosures elsewhere in the prospectus that, under the Transition Services Agreement, New Semnur will be required to pay service fees to Scilex and to reimburse Scilex for its out of pocket fees, costs or expenses. Please also file a form of the Transition Services Agreement or explain what aspects of the arrangement have not been determined to date.
Semnur Pharmaceuticals, Inc.
Notes to Financial Statements
Note 7. Commitments and Contingencies
Subsidiary Guarantee to Oramed Note, page F-80

6. Please explain your assertion that "following the execution of the amended and restated security agreement with Oramed on October 8, 2024 and subject to
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Page 3

       completion of the Business Combination, the Company will no longer be a Guarantor under the Subsidiary Guarantee," particularly given Scilex's expected
92.4%
       ownership of the continuing company. Refer us to the supporting legal agreements.
        Please contact Franklin Wyman at 202-551-3660 or Angela Connell at 202-551-3426
if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Michael Blankenship, Esq.
      Elizabeth Razzano, Esq.